VIA EDGAR CORRESPONDENCE

November 21, 2014

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Georgia Worldwide PLC
Registration Statement on Form F-4
Filed October 1, 2014
File No. 333-199096

Dear Ms. Block,

On behalf of our client, Georgia Worldwide PLC, a corporation organized under the laws of England and Wales (“Holdco” or the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated October 28, 2014 with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”)

Holdco has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.  We are also providing supplementally to the Staff five copies of a version of Amendment No. 1, which has been marked to show changes since the initial filing of the Registration Statement on October 1, 2014, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to Holdco has been furnished by Holdco, the information contained herein with respect to GTECH S.p.A. (“GTECH”) has been furnished by GTECH and the information contained herein with respect to International Game Technology (“IGT”) has been furnished by IGT. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

General

1.              Please provide us with copies of the “board books” and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Response:  In response to the Staff’s comment, GTECH and IGT are submitting with this letter, separately and on a supplemental and confidential basis, copies of the board books provided to the boards of GTECH and IGT in connection with the proposed transaction.  Each of GTECH and IGT request that the Staff return or destroy these materials after the Staff has concluded its review.

2.              Please tell us what consideration you gave to the applicability of Exchange Act Rule 13e-3 to this transaction and provide us a brief analysis in your response. Please refer to Going Private Transactions, Compliance and Disclosure Interpretations, Question 201.05, available on our website, at www.sec.gov.

Response: The parties considered and concluded that Exchange Act Rule 13e-3 is inapplicable to this transaction.

A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the following transactions:

(A)             A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B)             A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C)             A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests which transaction has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A)             Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

(B)             Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Rule 13e-3(a)(1) defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer” (emphasis added).  In addition, Footnote 28 to Exchange Act Release No. 17719 states that “[t]he existence of a control relationship . . . does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of [the target], whether through the ownership of voting securities, by contract or otherwise” (emphasis added). Based on the analysis below, it is clear that neither GTECH nor Holdco controls IGT and, as a result, neither GTECH, Holdco nor any other GTECH Entity is an “affiliate” of IGT or any member of IGT’s management such that the transaction would constitute a “Rule 13e-3 Transaction.”

In Compliance and Disclosure Interpretation 201.05, the Staff noted that it consistently has taken the position that members of senior management of the issuer that is going private are affiliates of that issuer and that, depending on the facts and circumstances of the transaction, such management affiliates also might be deemed to be engaged in the transaction and may incur a Schedule 13E-3 filing obligation separate from that of the issuer. The Staff noted that an important aspect of the Staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).

GTECH and Holdco do not exercise control over IGT

Neither GTECH nor any of the GTECH Entities own any equity in IGT, and neither GTECH nor any of the GTECH Entities exercises control over IGT.  GTECH does not have any representation on IGT’s board of directors (nor the right to appoint any member thereto) nor does GTECH otherwise have any right to direct or cause the direction of the management and policies of IGT (other than the enforcement of certain restrictions and covenants provided for under the terms of the Merger Agreement, which itself was negotiated at arm’s length between GTECH and IGT).

Accordingly, neither GTECH nor any of the GTECH Entities should be considered an “affiliate” of IGT within the meaning of Rule 13e-3(a)(1).  The same analysis applies as to Holdco relative to IGT.

Lack of Relationships among GTECH, Holdco and IGT’s Management

Ownership of Holdco by IGT senior management

Members of IGT’s management who own shares of IGT’s common stock will receive the same consideration on the same terms and conditions as other stockholders of IGT in connection with the transaction.  All IGT stockholders will receive equity securities of Holdco in the transaction.  In addition, with the exception of certain IGT restricted stock unit awards granted between July 1, 2013 and July 15, 2014 (other than grants to non-employee directors or to employees who will become retirement-eligible prior to the final year of the award cycle) as well as certain awards granted after July 15, 2014, which will be converted into time vested awards with respect to Holdco ordinary shares, at the effective time of the IGT Merger, all outstanding IGT equity awards, including those equity awards owned by IGT senior executives, will fully vest and be cancelled in exchange for cash.  Equity awards held by IGT’s senior management, other than those described in the preceding sentence, will receive the same treatment as equity awards held by all other holders. IGT’s management will not receive any additional compensation in connection with the transaction.

Following completion of the transaction, it is not anticipated that the former IGT senior executives will own a meaningful amount of Holdco.  Notably, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (collectively, “De Agostini”), which currently own approximately 60% of GTECH’s outstanding equity which are not affiliated with IGT or IGT’s senior management, are expected to own approximately 47.1% of the outstanding equity of Holdco, which percentage will be increased to the extent any GTECH shareholders exercise their statutory withdrawal rights in accordance with Italian law.

Importantly, the IGT board conducted a highly competitive sale process with multiple bidders and neither IGT management nor the IGT board initiated, lead or favored the GTECH transaction over any other for any reason other than at the conclusion of the process, GTECH offered the highest price to IGT’s stockholders, including the opportunity to receive equity in Holdco.

Representation of IGT Senior Management on Holdco’s Board

Following completion of the transaction, the Holdco board of directors will consist of Marco Sala, GTECH’s current CEO, six directors appointed by De Agostini, five former IGT directors and one director mutually agreed between GTECH and IGT (which director, James F. McCann, is unaffiliated with IGT).  Of the five former IGT directors, only one, Patti S. Hart, IGT’s current CEO, is a member of IGT’s senior management.  The remaining four former IGT directors joining the Holdco board are independent directors.  Overall, Holdco directors affiliated with IGT will constitute less than a majority of the Holdco board and will have no special control rights.  We respectfully submit that having a combined board following a merger transaction is quite common in public company mergers and does not in and of itself implicate the underlying concerns that Rule 13e-3 is intended to address.  In addition, four of the five former IGT directors satisfy the independence standards of the New York Stock Exchange making it convenient for GTECH and Holdco to permit such persons to serve on the Holdco board.

With respect to the senior management of Holdco, although the Holdco senior management team has not yet been finally determined, the current Chief Executive Officer of GTECH, Marco Sala, will become the Chief Executive Officer of Holdco and it is expected that Holdco senior management will be comprised primarily of former GTECH officers.  Notably, Ms. Hart will not be part of the management of Holdco following completion of the transactions. In this regard, it is important to note that public statements describe the transaction as an acquisition of IGT by GTECH.

Accordingly, for the foregoing reasons, we respectfully submit to the Staff that Rule 13e-3 does not apply to this transaction.

Questions and Answers, page 1

3.              Please add a question and answer to briefly describe and quantify the interests that certain directors and officers of IGT and GTECH have that differ from other shareholders or include a cross-reference to where such interests are described.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 5 of Amendment No. 1.

Summary, page 15

Pre-Transaction Structure, page 17

4. Please revise to show the ownership percentages throughout the diagrams. Please revise similarly on page 184.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 189 of Amendment No. 1.

The Support and Voting Agreements, page 34

5. Please disclose here the vote needed for GTECH shareholders to approve the transactions contemplated by the Merger Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35 of Amendment No. 1.

Risk Factors, page 37

The combined company may not realize the cost savings, page 43

6. Please revise to describe, in quantitative terms if available, the “synergies, cost savings or sales or growth opportunities that the combined company expects.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 1.

“A significant portion of GTECH’s total consolidated revenues is derived …”, page 54

7. Given the near-term expiration of individually significant Italian concession contracts, please revise your disclosure here to indicate whether these are renewable, the likelihood of such renewal, and a discussion of any material barriers to renewal.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 55 of Amendment No. 1.

Forward-Looking Statements, page 73

8. We note your reference to the Private Securities Litigation Reform Act. Please clarify that its safe harbors regarding forward-looking statements do not apply to this prospectus or advise why you think it does, given Holdco is a newly formed company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 1.

The Mergers, page 80

Background of the Mergers, page 83

9. Please revise to disclose the various proposed terms of the merger throughout the negotiation process, providing quantitative information where available. In this regard we note proposed terms discussed on August 19, August 22, and August 27, 2013.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of Amendment No. 1 to provide additional disclosure regarding the terms that were proposed prior to the termination of the 2013 discussions.  With respect to quantitative information, the Company advises the Staff that discussions between the parties did not advance to the stage where a specific exchange ratio was discussed, but the parties contemplated that the potential transaction would be structured as a “merger of equals,” with no premium payable to either party’s shareholders.  The revised disclosure seeks to clarify that this approach was contemplated throughout the August 2013 discussions.

10. We note the reference to strategic alternatives including “a return of capital through share buybacks, special dividends or other means, strategic alternatives regarding IGT’s interactive business” on page 84. Please revise to clarify why these were not pursued. We note similar disclosure on pages 85, 86, 87, and 90. To the extent other strategic alternatives were considered, please revise this section to discuss briefly the types of strategic alternatives considered and for what reason those alternatives were not pursued or the degree to which they were pursued.

Response: IGT’s board of directors and senior management considered a number of strategic and financial alternatives during the period preceding the entry into the merger agreement with GTECH.  However, the IGT board determined, based on its business judgment, that the mergers were expected to be superior to each such alternative, including for the reasons identified under the section titled “Reasons for the Mergers and Recommendation of the IGT Board” beginning on page 110 of the Registration Statement.  The Company has revised the disclosure on pages 110 and 111 of Amendment No. 1 to clarify that such a determination was made.  IGT did not consider any strategic or financial alternatives other than those identified in the disclosure.

11. Please revise the second to last paragraph on page 87 to state whether Company F proposed an offer price at that time.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 1.

12. Please revise the discussion to disclose the preliminary valuations by Morgan Stanley, on a price per share basis if available or advise. We note reference to such preliminary valuations on pages 88 and 89.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 89 of Amendment No. 1 to clarify that Morgan Stanley presented a preliminary analysis of potential valuations based on a number of valuation methodologies, and assumptions, rather than a single valuation.  Because these preliminary analyses were generally the same types of analyses as set forth in the final analysis described under the section titled “Opinion of Morgan Stanley as Financial Advisor to IGT,” the Company respectfully submits that disclosure of the preliminary analyses would be of limited incremental value to shareholders.

13. Please revise the paragraph on page 93 to disclose in quantitative terms “the range of value that management would recommend to the IGT board.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 94 of Amendment No. 1 to clarify that IGT management did not identify a specific range of value.

14. We note the disclosure in the paragraph on the top of page 95. Please expand the disclosure to address why the IGT board decided to not initiate further contact with the other bidders if the GTECH consideration was to be $18.25 a share.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 95 of Amendment No. 1.

Opinion of Credit Suisse as Financial Advisor to GTECH, page 100

IGT Financial Analyses, page 102

IGT Comparable Trading Multiples Analysis, page 103

15. Please further describe how Credit Suisse selected these companies. In addition please disclose any companies Credit Suisse excluded from its analysis and explain why they were excluded. This comment also applies to the GTECH Comparable Trading Multiples Analysis on page 104.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 104 and 105 of Amendment No. 1.  In addition, the Company supplementally confirms that Credit Suisse did not specifically exclude any companies from its analysis with respect to either the IGT or GTECH comparable trading multiples analyses.

Pro Forma Financial Analyses, page 105

Potential Synergies, page 105

16. Please revise to disclose the results of this analysis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of Amendment No. 1.

Reasons for the Mergers and Recommendation of the IGT Board, page 107

17. Please revise the discussion of factors supporting IGT’s Board’s decision to further explain how the factors support that decision. In doing so please:

•                  Revise the first bullet point on page 107 to describe the “trends” in IGT’s industry and how they supported the decision;

•                  Revise the third bullet point on page 107 to explain “management’s views of the relative attainability of such projections” and how they supported the decision;

•                  Revise the sixth bullet point on page 108 to state how the “potential shareholder value that might result from other alternatives available to IGT” supported the decision;

•                  Revise the tenth bullet point on page 108 to explain why the “absence of dissenters’ appraisal rights” supported the decision; and

•                  Revise the last bullet point on page 108 to explain how IGT’s senior management having interests in the transactions that are different from, or in addition to, those of IGT’s shareholders generally supported the decision.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 110-112 of Amendment No. 1 accordingly, including by:

•                  identifying certain trends and the views of the IGT board of directors regarding such trends;

•                  revising the reference to the “relative attainability” of the two sets of IGT financial projections (i.e., the long range plan and the delayed recovery plan) to clarify that the delayed recovery plan was viewed as the base case for IGT;

•                  clarifying that the IGT board of directors had made the judgment that the Mergers were expected to be superior to each of the other strategic and financial alternatives;

•                  clarifying that the absence of dissenters’ appraisal rights was considered as a potentially negative factor; and

•                  seeking to clarify that the interests of IGT senior management were not considered as a factor supporting the decision, but rather as a fact that was weighed by the IGT board of directors when evaluating senior management’s recommendation in favor of the transaction.

18. We note that the tax treatment of the transaction is listed both as a reason supporting the decision and as a potentially negative factor. Please reconcile the fifth bullet point on page 109 and the first potentially negative factor on page 109 to more clearly explain how this can be the case.

Response: The Company acknowledges the Staff’s comment and has deleted the reference to expected tax treatment as a factor supporting the decision referenced in the Staff’s comment.

19. In the fourth potentially negative factor on page 109 please revise to disclose the “risks described in GTECH’s public disclosure documents” or provide a cross-reference to where these can be located in the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 112 of Amendment No. 1.

Opinion of Morgan Stanley as Financial Advisor to IGT, page 110

20. Please revise to state any limitations that IGT placed on the scope of Morgan Stanley’s analysis and opinion. This comment also applies to the analysis and opinion of Credit Suisse.

Response:  We acknowledge the Staff’s comment and supplementally confirm that the IGT board of directors did not impose any limitations on the scope of Morgan Stanley’s analysis and opinion.  Likewise, we supplementally confirm that the GTECH board of directors did not impose any limitations on the scope of Credit Suisse’s analysis and opinion.

21. We note that financial projections of GTECH were used by Morgan Stanley in their analysis. Please revise to disclose the financial projections used.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include the financial projections prepared by GTECH and used by Morgan Stanley in their analysis beginning on page 108 of Amendment No. 1.

Comparable Company Analysis, page 113

22. Please disclose whether Morgan Stanley excluded any publicly traded gaming equipment suppliers from its analysis and explain why they were excluded.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 117 of Amendment No. 1.

23. We note the statement on page 115 that Morgan Stanley “used Scientific Games as the primary publicly traded company for purposes of its comparison” to GTECH. Please revise to explain why Morgan Stanley only chose Scientific Games for this comparison. In addition please disclose why Morgan Stanley excluded any other comparable companies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 118 of Amendment No. 1.

IGT Premiums Paid Analysis, page 116

24. Please refer to the second sentence of the first paragraph. Please revise to explain why stock-only transactions were excluded from this analysis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 119 of Amendment No. 1.

25. We note that Morgan Stanley included transactions announced between January 1, 2009 and May 8, 2014. With a view to revised disclosure please tell us whether the global financial crisis may have impacted the premiums paid toward the beginning of this period.

Response: The Company acknowledges the Staff’s comment and notes that, while it is possible that the global financial crisis may have impacted the premiums paid with respect to a portion of the period in question, no analysis was done to determine the existence or magnitude of such an effect.  However, the Company has revised its disclosure on page 119 of Amendment No. 1 to clarify that no adjustments were made with respect to the impact of the general economy or financial markets.  In addition, the Company notes that Morgan Stanley’s analyses of the premiums paid during the period in question used ranges within the 25th percentile to the 75th percentile, which could have the effect of excluding any potential outlier transactions attributable to the global financial crisis.

General, page 117

26. We note the statement on page 118 that “[i]n the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services to IGT and has received fees in connection with such services.” Please revise to disclose the amount of these fees, other than the $27 million fee in conjunction with this transaction, or expand to briefly explain such services over the past 2 years.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of Amendment No. 1.

Litigation Related to the Mergers, page 129

27. Please provide us with copies of the complaints for the shareholder litigation action discussed in this section.

Response: As requested, we are submitting supplementally to the Staff under separate cover copies of the complaints for the shareholder litigation action discussed in this section.

Material United States Federal Income Tax Considerations, page 130

28. Here or elsewhere, include discussion of any applicable treaties. Additionally, please revise your discussion under “Information Reporting and Backup Withholding, page 136,” to include discussion of any applicable requirements of the Hiring Incentives to Restore Employment Act of 2010.

Response: In response to the Staff’s comment, the Company respectfully notes the discussion under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES—Ownership of Holdco Ordinary Shares—U.S. Holders—Taxation of Dividends” relating to the application of the U.K.-U.S. Income Tax Treaty.

The Company further respectfully notes that the requirements of the Hiring Incentives to Restore Employment Act of 2010 generally apply to “withholdable payments” from sources within the United States.  Because Holdco is not expected to be a U.S. person nor pay dividends which are treated as being from sources within the United States for U.S. federal income tax purposes, dividends paid by Holdco and the gross proceeds from the sale or other disposition of Holdco ordinary shares would ordinarily not be subject to the requirements of the Hiring Incentives to Restore Employment Act of 2010.

Corporate Governance Matters, page 167

29. Please revise to state whether you will have employment agreements. In addition please file any employment agreements or “form of” agreements if not yet executed, if they are required to be filed in the home country or are otherwise publicly disclosed.

Response: We respectfully inform the Staff that Holdco has not yet prepared employment agreements, including any “form of” agreements and such employment agreements, when finalized, will not be required to be disclosed in the United Kingdom and will not otherwise be publicly disclosed.

Conditions to the Mergers, page 169

30. Please clarify which conditions can be waived and by which party to the merger.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 174 of Amendment No. 1.

Business of Holdco and Certain Information About Holdco, page 184

Information About Holdco Following the Combination, page 184

Reliable Commercial Services Provider, page 186

31. We note the statement that “Holdco plans on expanding commercial services into new markets where there is an opportunity to sell commercial services to existing lottery customers utilizing existing systems.” Please revise to explain in further detail what plans you have in this regard, if known.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 191 of Amendment No. 1.

Beneficiary of Key Market Trends, page 187

32. Please revise to further explain the government stimulated growth.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 192 of Amendment No. 1.

Business of Gtech and Certain Information about Gtech, page 207

Recent Acquisitions and Divestitures, page 208

33. Please revise to explain the meaning of “video lottery communication network” on page 208.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 213 of Amendment No. 1.

34. Please revise on page 208 to explain the business operations of Totobit Informatica Sistemi S.r.l.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 213 of Amendment No. 1.

Products and Services, page 209

Trading Services, page 211

35. Please revise to explain what you mean by “trading.” Please also revise on page 215 to define “toto betting.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 216 and 220 of Amendment No. 1.

Beneficial Ownership of Certain Shareholders and Management, page 257

36. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 262 of Amendment No. 1.

Unaudited Interim Condensed Consolidated Financial Statements, page F-1

Note 9 — Intangible Assets, net, page F-20

37. We note from your discussion on page F-21 that the impairment recovery in June 2014 resulted from the revised estimation of the future profitability of an existing customer contract due to changes in the terms and conditions of such contract. Please tell us the material terms and conditions that changed and the facts and circumstances leading up to the renegotiation. Further, please tell us the original expiration date of such contract.

Response: In response to the Staff’s comment the Company respectfully submits that the impairment recovery relates to a customer contract intangible asset for which the original contract was due to expire in 2017. The customer decided to modify the scope of services to include management of a wider range of the lottery’s activities such as marketing and advertising, sales and related functions. As a result, the terms also changed such that the contract (i) now expires in 2029, (ii) provides for increased compensation and (iii) required a capital investment of $120 million.

In accordance with IAS 36.110 the Company determined that the modification enhanced the value of the existing contract and as such the original impairment loss no longer existed.  Therefore, the impairment recovery was recorded.

Audited Annual Condensed Consolidated Financial Statements, page F-64

10. Impairment testing of goodwill and intangibles with indefinite lives, page F-112

38. Please revise the identification of the Americas and International segment in the 2012 table here and on page F-115 for consistency with the rest of the document, or tell us why the nomenclature is correct.

Response: In response to the Staff’s comment the Company respectfully submits that, as disclosed on Note 10 on page F-112, in the second quarter of 2013 the Company changed the composition of its cash generating units (CGU’s) to which goodwill and intangibles with indefinite lives had previously been allocated as a result of a reorganization of the Company from separate business units focused on products, services, geographies and market segments to six CGU’s in three geographical regions.  Accordingly, following the reorganization and in accordance with IFRS requirements (IAS 36.87), the Company modified the level at which goodwill and intangibles with indefinite lives were allocated and tested.  The disclosures provided in Note 10 relating to the carrying amount of goodwill and trademarks at December 31, 2012 are based on the CGU’s prior to this reorganization, reflecting the level at which goodwill and trademarks were allocated and tested for impairment in 2012, whilst those provided at December 31, 2013 reflect the CGU’s for which testing was performed following the 2013 reorganization.

In response to the Staff’s comment to help distinguish between the different composition of CGU’s in 2013 and 2012, the Company has revised the disclosure on pages F-112 and F-115 of Amendment No. 1, whilst retaining the respective CGU nomenclature.

Signatures, page II-3

39. Please revise the second half of the signature block so that it is signed by the principal executive officer, principal financial officer, and controller or principal accounting officer.

Response:  Under the Companies Act 2006, as an English public limited company, Holdco is only required to have a minimum of (and it currently has) three officers, including two directors and a company secretary.  Mr. Fornaro and Mr. Harkin, who are both signatories to the Registration Statement, are the two directors of Holdco and the company secretary is Elian Corporate Services (UK) Limited.  Therefore, we respectfully submit to the Staff that Mr. Fornaro and Mr. Harkin are the correct people to be sign on behalf of Holdco.  We further submit to the Staff that Form F-4 requires only that “[t]he registration statement shall be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, at least a majority of the board of directors or persons performing similar functions and its authorized representative in the United States.”  Because the entire Holdco board of directors has signed the F-4, we respectfully submit that Holdco has complied with the requirement of Form F-4 in this respect.

Exhibit Index, page II-4

40. Please file all material agreements pursuant to Item 601 of Regulation S-K. GTECH appears to be party to many agreements including concession or operator contracts, lottery management services contracts, facilities management contracts, product sales contracts, consortium agreements, the bridge facility, the GTECH revolving credit facility, and the GTECH credit facility. Alternatively, explain to us why you believe these agreements are not material to you.

Response: In response to the Staff’s comment, the Company has updated its exhibit index in Amendment No.1 to include its material agreements and will be filing such agreements with this filing and through amendment.

Exhibit 8.2

41. We note the statement in the third paragraph that the prospectus discussion “summarizes Italian law” and “is accurate in all material respects and fairly reflects Italian law.” It appears you are using a short form opinion, and, as such, the exhibit 8 short-form opinion and the tax disclosure in the prospectus both must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please revise as such or advise. Please refer to Section III.B.2 of Staff Legal Bulletin, No. 19, available at our website at www.sec.gov.

Response:  In response to the Staff’s comment, the opinion in Exhibit 8.2 of Amendment No. 1 has been revised.

42. Please have counsel revise to also consent to the prospectus discussion of its opinion.

Response:  In response to the Staff’s comment, the opinion in Exhibit 8.2 of Amendment No. 1 has been revised.

Exhibit 99.3, Consent of Credit Suisse

43. We note the statement that “our opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose.” Please delete this limitation, as it is inconsistent with the disclosure relating to the opinion.

Response:  In response to the Staff’s comment, the statement has been deleted in Exhibit 99.3 of Amendment No. 1.

*                                                                                         *                                                                                         *

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1378.

Sincerely,

WACHTELL, LIPTON, ROSEN & KATZ

/s/ Benjamin M. Roth
Benjamin M. Roth, Esq.

Enclosure

cc:	Alberto Fornaro
Executive Vice President and Chief Financial Officer
GTECH S.p.A.

Paul C. Gracey, Jr., Esq.
General Counsel and Secretary, International Game Technology

Thomas A. Cole, Esq.
Gary D. Gerstman, Esq.
Sidley Austin LLP

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz